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Exhibit 12

Ratio of earnings to fixed charges

						For the three months ended March 31,		As Adjusted
	For the years ended December 31,
								Year ended December 31, 2003	Three months ended March 31, 2004
	1999	2000	2001	2002	2003	2003	2004
Calculation of fixed charges:
Interest expense	$2,090	$3,570	$8,610	$8,852	$9,068	$2,421	$2,681	$15,900	$3,907
Capitalized interest	351	626	1,172	1,388	1,293	198	648	1,900	843

Total fixed charges	$2,441	$4,196	$9,782	$10,240	$10,361	2,619	3,329	$17,800	4,750
Calculation of earnings:
Pretax earnings from continuing operations before adjustment for minority interests (loss)	$7,654	$27,687	$61,365	$(12,902)	$116,865	$27,813	$32,849	$110,640	$31,818
Fixed charges	2,441	4,196	9,782	10,240	10,361	$2,619	$3,329	17,800	4,750
Amortization of capitalized interest	—	—	—	2,455	—	—	—	—	—
Minority interest	—	—	—	(4)	(1,346)	(14)	(589)	(1,346)	(589)
Capitalized interest	(351)	(626)	(1,172)	(1,388)	(1,293)	(198)	(648)	(1,900)	(843)

Total earnings	$9,744	$31,257	$69,975	$(1,599)	$124,587	$30,220	$34,941	$125,194	$35,136
Ratio of earnings to fixed charges	3.99	7.45	7.15	—	12.02	11.54	10.50	7.03	7.40

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  Exhibit 12
  Ratio of earnings to fixed charges